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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No.   3)*
                                             ---



                      Pioneer-Standard Electronics, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Shares, Without Par Value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   723877 10 6
               --------------------------------------------------
                                 (Cusip Number)




Check the following box if a fee is being paid with this statement / /.    (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       CUSIP NO.                                 723877 10 6                13G          PAGE 2 OF 5     PAGES

   1   NAME OF REPORTING PERSON   Preston B. Heller, Jr.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



   2   CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP*
                                                                       (a)   /  /

                                                                       (b)   /x /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

                                             5   SOLE VOTING POWER         719,874

                    Number of
                      Shares                 6   SHARED VOTING
                   Beneficially                  POWER                     3,724
                     Owned By
                  Each Reporting             7   SOLE DISPOSITIVE
                   Person With                   POWER                     719,874

                                             8   SHARED
                                                 DISPOSITIVE POWER         3,724


   9   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

                      723,598

  10   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (9) EXCLUDES CERTAIN SHARES*

                  Not applicable

  11   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW 9

                       4.85%

  12   TYPE OF REPORTING PERSON*

                        IN

                *SEE INSTRUCTION BEFORE FILLING OUT!


                                     2 of 5 Pages

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                      PIONEER-STANDARD ELECTRONICS, INC.
                      ----------------------------------

                    Schedule 13G of Preston B. Heller, Jr.


ITEM 1(A).       NAME OF ISSUER:

                        Pioneer-Standard Electronics, Inc.


ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                        4800 East 131st Street, Cleveland, Ohio 44105


ITEM 2(A).       NAME OF PERSON FILING:

                        Preston B. Heller, Jr.


ITEM 2(B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,  RESIDENCE:

                        4800 East 131st Street, Cleveland, Ohio 44105

ITEM 2(C).       CITIZENSHIP:

                        United States


ITEM 2(D).       TITLE OF CLASS OF SECURITIES:

                        Common Shares, without par value


ITEM 2(E).       CUSIP NUMBER:

                        723877 10 6


ITEM 3.

                        Not Applicable




                              Page 3 of 5 pages

ITEM 4.  OWNERSHIP.

        (a) Amount beneficially owned as of December 31, 1994: 723,598 Common Shares
        (b)     Percent of class as of December 31, 1994:  4.85%
        (c)     Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote:  719,874
             (ii)   Shared power to vote or to direct the vote:  3,724
            (iii)   Sole power to dispose or to direct the disposition of:
                    719,874
             (iv)   Shared power to dispose or to direct the disposition of:
                    3,724

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: [X]


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Schedule 13G.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                    Not Applicable.





                              Page 4 of 5 pages

ITEM 10.         CERTIFICATION.

                    Not Applicable.

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 1995
- ---------------------------
Date
/s/ Preston B. Heller, Jr.
- ---------------------------
Signature

Preston B. Heller, Jr.
- ---------------------------
Name









                              Page 5 of 5 pages